UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)

National Energy Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

635812 100
(CUSIP Number)

Marc Weitzen, Esq.
General Counsel
Icahn Associates Corp. & affiliated companies
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 7, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1. SECURITY AND ISSUER

This Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on July 27, 1995 (the “Initial 13D”), by the Reporting Persons with respect to the shares of Common Stock, $0.01 par value (the “Shares”) of National Energy Group, Inc. (the “Issuer”), amended on July 22, 1996, August 9, 1996, September 4, 1996, June 17, 1997, December 11, 1997, December 4, 1998, December 13, 2000, May 16, 2003, October 2, 2003, February 1, 2005, July 8, 2005 and December 8, 2005, is further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the original Schedule 13D, as amended, previously filed by the Reporting Persons.

Item 4. PURPOSE OF TRANSACTION

Item 4 of the Initial 13D, as amended, is hereby amended by the addition of the following:

On September 7, 2006, AREP and Riata Energy, Inc. issued a joint press release announcing the signing of an Exclusivity Agreement and Letter of Intent (the “Letter of Intent”). The transactions contemplated in the Letter of Intent include the acquisition by NEG Oil & Gas LLC or NEG Holding LLC of the membership interest in NEG Holding LLC held by the Issuer through the redemption option set forth in Section 5.4 of the Operating Agreement of NEG Holding LLC dated as of May 1, 2001, or through another mechanism. A copy of the press release is filed herewith as Exhibit 1 and incorporated herein by reference, and a copy of the Letter of Intent is filed herewith as Exhibit 2 and incorporated herein by reference.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Initial 13D, as amended, is hereby amended by the addition of the information set forth in Item 4 above, which information is incorporated into this Item 6 by reference.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are being filed as exhibits to this statement and are incorporated herein by reference:

1. Joint Press Release

2. Letter of Intent

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2006

NEG OIL & GAS LLC
By: AREP O&G Holdings LLC, its sole member
By: AREP Oil & Gas Holdings LLC, its sole member
By: American Real Estate Holdings Limited Partnership, its sole member
By: American Property Investors, Inc., its general partner

By: /s/ Keith Meister
Name: Keith Meister
Title: Principal Executive Officer

AREP O&G HOLDINGS LLC
By: AREP Oil & Gas Holdings LLC, its sole member
By: American Real Estate Holdings Limited Partnership, its sole member
By: American Property Investors, Inc., its general partner

By: /s/ Keith Meister
Name: Keith Meister
Title: Principal Executive Officer

AREP OIL & GAS HOLDINGS LLC
By: American Real Estate Holdings Limited Partnership, its sole member
By: American Property Investors, Inc., its general partner

By: /s/ Keith Meister
Name: Keith Meister
Title: Principal Executive Officer

AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP
By: American Property Investors, Inc., its general partner

By: /s/ Keith Meister
Name: Keith Meister
Title: Principal Executive Officer

AMERICAN REAL ESTATE PARTNERS, L.P.
By: American Property Investors, Inc., its general partner

By: /s/ Keith Meister
Name: Keith Meister
Title: Principal Executive Officer

AMERICAN PROPERTY INVESTORS, INC.

By: /s/ Keith Meister
Name: Keith Meister
Title: Principal Executive Officer

BECKTON CORP.

By: /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of 13D Amendment No. 13 with respect to National Energy Group, Inc.]